Rahul K. Patel

+1.212.309.6862

rahul.patel@morganlewis.com

August 19, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Pearlyne Paulemon and Jeffrey Gabor

Re:	BTC Development Corp.

Amendment No. 2 to

Draft Registration Statement on Form S-1

Submitted August 4, 2025

CIK No. 0002042292

Dear Ms. Paulemon and Mr. Gabor:

On behalf of BTC Development Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission contained in its letter dated August 14, 2025, relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form S-1 Concurrently herewith, the Company is submitting the Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments, all page references herein correspond to the page of the Registration Statement. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Registration Statement. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the prospectus.

Amendment No .2 to Draft Registration Statement on Form S-1
Cover Page

1.	Please disclose on the cover page the approximate price per share which the sponsor paid for the founder shares.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly.

2.	We acknowledge your response to prior comment 3. Please revise to provide a cross-references to all relevant sections in the prospectus for related compensation disclosures, highlighted by prominent type or in another manner. See Item 1602(a)(3) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the Registration Statement accordingly to provide a cross-reference to the locations of related disclosures in the prospectus.

Securities and Exchange Commission

August 19, 2025

Sponsor Information, page 10

3.	We acknowledge your response to prior comment 2. We note your disclosure on the cover page and elsewhere that if you increase or decrease the size of the offering, you will effect a capitalization or a share repurchase or redemption or other appropriate mechanism, as applicable, with respect to your Class B ordinary shares in such amount as to maintain the ownership of founder shares at 25% of the aggregate of your founder shares, the placement shares and your issued and outstanding public shares after this offering and the private placement. Please discuss these provisions and whether they may result in a material dilution of the purchasers' equity interests in the discussions of securities that may become issuable to the sponsor in the section entitled "Sponsor Information" here and on page 112.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 10, 11, 111 and 112 accordingly.

Underwriting, page 190

4.	Please revise the underwriter's compensation table to include the private placement units. In this regard, we note on page 191 that FINRA has deemed the placement warrants as compensation. Please refer to Item 508(e) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page 190 accordingly.

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1.212.309.6862.

Very truly yours,

/s/ Rahul K. Patel

cc: R. Maxwell Smeal, Chief Financial Officer